Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the original share, par value $0.00001 per share, of Regencell Bioscience Holdings Ltd., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 15, 2021.

Digital Mobile Ventures, Ltd.

By:	/s/ Samuel Chen
Name:	Samuel Chen
Title:	Chairman of the Board

By:	/s/ Samuel Chen
Name:	Samuel Chen

By:	/s/ Fiona Chang
Name:	Fiona Chang